EXHIBIT 12(a)

	Year Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS:
Income (loss) from continuing operations	$(3,008)	$(1,802)	$(3,530)	$515	$(9,039)
Add: Total federal income tax expense (benefit)	(924)	(943)	318	351	(504)
Fixed charges (see detail below)	2,902	3,849	3,150	2,420	4,518
Total earnings (loss)	$(1,030)	$1,104	$(62)	$3,286	$(5,025)
FIXED CHARGES:
Interest expense	$2,878	$3,824	$3,127	$2,395	$4,492
Rentals representative of the interest factor	24	25	23	25	26
Total fixed charges	$2,902	$3,849	$3,150	$2,420	$4,518
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	1.36	—
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(a)	Fixed charges exceeded "earnings" by $3.932 billion, $2.745 billion, $3.212 billion and $9.543 billion for the years ended December 31, 2012, 2011, 2010 and 2008, respectively.